UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number:  1-15467

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vectren Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Vectren Corporation
One Vectren Square
Evansville, Indiana 47708

TABLE OF CONTENTS

                                      Page

Report of Independent Registered Public Accounting Firm                1

Financial Statements
   Statements of Net Assets Available for Benefits                        2
   Statements of Changes in Net Assets Available for Benefits                                                           3
   Notes to Financial Statements                          4-12

Supplementary Information
   Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)         13

Signatures                                 14

Index of Exhibits                               15

Note:    The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee
Vectren Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Vectren Corporation Retirement Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010, 2009 and 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Vectren Corporation Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

As described in Note 8, the Plan adopted Financial Accounting Standards Board Accounting Standards Update 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, as of December 31, 2010, which clarified how loans to participants should be classified and measured by defined contribution pension plans.  This Update was retrospectively applied for the years ended December 31, 2009 and 2008.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen LLP

Schaumburg, Illinois
June 23, 2011

VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

($ In Thousands)

	At December 31,
	2010	2009

ASSETS
Cash and cash equivalents	$-	$22

Investments, at fair value
Mutual funds	117,480	100,030
Vectren Corporation Common Stock Fund	22,503	22,360
Common trust funds	29,552	26,604

Total investments	169,535	148,994

Notes receivable from participants	3,457	2,896

Net assets available for benefits, reflecting investments at fair value	172,992	151,912
Adjustment from fair value to contract value for investments in a common
trust fund, related to fully benefit responsive investment contracts	(837)	(641)

NET ASSETS AVAILABLE FOR BENEFITS	$172,155	$151,271

The accompanying notes are an integral part of these financial statements.

VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

($ in Thousands)

	Year Ended December 31,
	2010	2009	2008

ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Dividend, interest, and other income	$4,313	$3,775	$5,768
Net appreciation (depreciation) in fair value of investments	14,443	22,042	(45,936)
Total investment income (loss)	18,756	25,817	(40,168)

Interest income on notes receivable from participants	169	194	208

Contributions:
Employee	8,535	8,460	8,475
Employer	4,803	4,543	4,176
Total contributions	13,338	13,003	12,651

OTHER DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	11,370	6,878	8,269
Fees paid to trustee	9	8	11

Total other deductions	11,379	6,886	8,280

Net increase (decrease)	20,884	32,128	(35,589)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	151,271	119,143	154,732

End of year	$172,155	$151,271	$119,143

The accompanying notes are an integral part of these financial statements.

Note 1.                 Plan Description

A.  General
The Vectren Corporation Retirement Savings Plan (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.  The Plan's sponsor, Vectren Corporation (Vectren or the Company), serves as the plan administrator. Vectren, an Indiana corporation, is an energy holding company headquartered in Evansville, Indiana.  An Investment Committee has been appointed by the Company’s Board of Directors to administer the Plan.  The following description of the Plan provides only general information.  With the exception of Miller Pipeline, LLC and Energy Systems Group, LLC, all of Vectren’s wholly owned subsidiaries participate in the Plan.  Participants should refer to the Summary Plan Description and/or Plan document, which was most recently amended July 28, 2010, for a more complete description of the Plan provisions.  The most recent amendment did not materially impact the Plan’s net assets available for benefits,  changes in net assets available for benefits, or material provisions of the Plan.

B.  Participation
Non-bargaining unit employees who have completed at least one hour of service and who are expected to complete 1,000 hours of service during their first year of employment are eligible to participate in the Plan.  Non-bargaining unit employees who are not expected to meet the 1,000 hours of service threshold are eligible to participate after completing one Year of Period Service, as defined in the Plan document.  Bargaining unit employees who have completed at least one hour of service and who are expected to complete 1,000 hours of service during their first year of employment are eligible to participate in the Plan on the applicable coverage date as defined in the Plan.  Bargaining unit employees who are not expected to meet the 1,000 hours of service threshold are eligible to participate after completing one Year of Service, as defined in the Plan document.

C.  Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D.  Contributions and Vesting
Contributions are subject to limitations as defined in the Internal Revenue Code (IRC) and are currently invested in 5 percent increments in the Vectren Corporation Common Stock Fund, two common trust funds, and twenty-three mutual funds, as directed by participants.  Plan participants may elect to contribute from 1 percent to 50 percent in whole percentages, of their eligible compensation, as defined in the Plan document.  Employees who become eligible to participate in the Plan subsequent to December 1, 2004, automatically have 3 percent of their eligible compensation contributed to the Plan.  Such contributions are invested in fund options that consider the participants’ estimated retirement date.  The participant can elect any other contribution percentage, including zero percent, and any other investment option.

Additionally, bargaining unit participants may contribute more than 50 percent of any performance pay and any guaranteed annual payment earned by the employee.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants are vested immediately in their contributions plus actual earnings thereon.

Generally, the Company is required to match 50 percent of the first 6 percent of eligible compensation contributed by all non-bargaining unit employees.  Most participants also receive an additional required 3 percent contribution on eligible compensation; however, certain participants in the Plan prior to March 30, 2000, declined the additional 3 percent contribution in lieu of rights available under other qualified retirement plans.  Certain employees of Vectren’s nonregulated operations also do not receive the additional 3 percent contribution.  Non-bargaining unit participants vest ratably in the Company’s contribution portion of their account in 20 percent increments over five years.

Note 1.                 Plan Description (Continued)

For bargaining unit employees, the Company’s required  matching contribution depends on the negotiated collective bargaining arrangement, but is generally 50 percent of the first 5 percent or 6 percent of eligible compensation.  The Company's matching contribution for bargaining unit employees covered under the Utility Workers Union of America, Local 175 (UWUA) agreement is limited to $1,200 per year.  Additionally, the Company will contribute an annual contribution for employees covered under the UWUA according to an agreed upon schedule as defined in the Plan document.  Bargaining unit participants vest ratably in the Company’s contribution portion of their accounts in 20 percent increments over five years.  In 2008, non-matching contributions vested after five years of service.

The Plan was amended effective April 6, 2009, to restrict participants’ investment in the Vectren Corporation Common Stock Fund.  The Plan Administrator established that no more than 10 percent of a participant’s future contribution can be contributed to the Vectren Corporation Common Stock Fund.  In addition, if a participant’s account has a 10 percent or greater investment in the Vectren Corporation Common Stock Fund, the participant cannot make asset transfers into this fund until that portion of their balance is less than 10 percent of the total.

E.  Payment of Benefits
Upon termination, retirement, or disability, participants have the option to receive either a lump sum distribution equal to the value of their vested account balance, or periodic installments over a period not to exceed 10 years, unless benefits are less than $5,000.  If benefits are less than $5,000, participants can either receive a lump sum distribution or roll funds over into an Individual Retirement Account or other qualified plan.  Also, if a lump sum distribution is received, the participant or beneficiary may elect to receive their existing investments in the Vectren Corporation Common Stock Fund in whole shares with fractional shares paid in cash.

Upon death of a participant, the beneficiary will continue to receive benefits if the participant was already receiving benefit payments.  If the participant had not begun receiving benefit payments, the beneficiary will receive a lump sum distribution of the participant's account balance within 5 years of the participant's death unless an election was made to distribute the participant's account balance in equal installments over a period not greater than 10 years to the beneficiary.  If the beneficiary is the participant's spouse, an election can be made not to begin distributions before the participant would have reached age 70-1/2.

Once an employee reaches age 59-1/2 and has completed 5 years of service, the employee can withdraw the partial or full value of his/her account at any time without penalty.  Prior to age 59-1/2, an employee can withdraw employee contributions and employer matching and discretionary contributions if the employee satisfies certain hardship requirements as defined in the Plan.  The benefits paid are limited to the amount necessary to satisfy the immediate financial need of the participant and are only available after the participant has obtained all other distributions and loans available under the Plan.  After a hardship withdrawal is processed, the participant is suspended from making salary reduction contributions for a period of six consecutive months beginning the date the funds were distributed.

G.  Notes Receivable from Participants
Participants may borrow up to 50 percent of the vested amount of their account balance up to $50,000 with a minimum borrowing of $1,000.  Loans bear interest at a fixed rate of the Prime rate plus 1 percent as determined by the Plan and are collateralized by the participant’s remaining balance in his/her account.  The loan repayment period cannot be less than 1 year or greater than 5 years, except when the loan proceeds were used to acquire a participant’s principal residence.  Approved loans are charged a $50 fee which is deducted from the participant's account and is paid to the Trustee.  A participant may have no more than one active loan outstanding.  Loan payments, both principal and interest, are made ratably though bi-monthly payroll deductions.

Note 1.                      Plan Description (Continued)

F.  Forfeited Accounts and Excess Contributions
For the years ended December 31, 2010, 2009, and 2008, approximately $74,000, $203,000, and $256,000 of forfeited non-vested accounts were used to reduce employer contributions, respectively.  At December 31, 2010 and 2009, the amount of forfeited non-vested accounts was not significant.  Contributions made to the Plan by and for the benefit of highly compensated employees may be returned to them when the Plan fails discrimination testing.  Such excess contributions during the years presented have not been significant.

H.  Plan Termination
While it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon partial or total termination of the Plan, the participants would become fully vested in their employer contributions.

I.  Voting Rights of Vectren Corporation Common Stock Fund Participants
Each participant who has an account balance in the Vectren Corporation Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders for all shares of Vectren Corporation common stock (including fractional shares), represented by the value of the participant's interest in the Vectren Corporation Common Stock Fund.

J.  Vectren Corporation Common Stock Fund Source of Funding
While the Company has the option to issue new shares to plan participants, the Plan met participant share requirements through open market purchases during the years presented.

Note 2.                 Summary of Significant Accounting Policies

A.  Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

B.  Subsequent Events
The Plan has evaluated subsequent events through the date and time the financial statements were issued.

C. Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.   Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

D.  Payment of Benefits
Benefits are recorded when paid.

E.  Use of Estimates and Risks and Uncertainties
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan’s investments are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 2.                      Summary of Significant Accounting Policies (Continued)

F.  Investment Valuation
The Plan provides for various investment options in investment securities.  The Plan reports these securities at fair value.  Fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Financial Accounting Standards Board (FASB) guidance provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  There have been no changes in methodologies used at December 31, 2010 and 2009.   The methods used to estimate fair value are described in Note 4.

G. Benefit Responsive Investment Contracts
The Plan has a benefit responsive investment contract with a common collective trust fund managed by T. Rowe Price.  The T. Rowe Price Stable Value Common Trust Fund (SVF) maintains participant directed contributions that are credited with earnings and charged for participant withdrawals and expenses.  The SVF is contractually obligated to repay principal and a specified interest rate that is guaranteed to Plan participants.  The value at which Plan participants initiate permitted SVF transactions is called “contract value.”   While most investment contracts held by a defined contribution plan are required to be reported at fair value, contract value is the relevant measurement for that portion of the net assets available for benefits attributable to fully benefit responsive investment contracts.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

E. Notes Receivable from Participants
Notes receivable from participants are presented at their amortized cost plus accrued but unpaid interest.  All participant loans mature by the end of 2034, have interest rates ranging from 4.25 percent to 10.00 percent, and are collateralized by vested account balances of borrowing participants.  Delinquent notes receivable from participants are reclassified as distributions based on the terms of the Plan document.

Note 3.                 Investments

The following table presents the fair value of investments at December 31, 2010 and 2009.  Investments that represent 5 percent or more of the Plan's net assets are separately identified:

($ in thousands)		2010	2009

1)	Vectren Corporation Common Stock Fund	$22,503	$22,360
1)	T. Rowe Price
	Stable Value Common Trust Fund	23,529	21,318
	Growth Stock Fund	14,969	12,873
	Equity Income Fund	14,473	13,680
	Balanced Fund	12,729	11,730
	Retirement 2020 Fund	9,402	*
	PIMCO Total Return Fund	11,732	10,523
2)	Other investments less than 5% of net assets	60,198	56,510

	Total investments	$169,535	$148,994
* Investment did not represent more than 5% of total assets in that year.
1) A party-in-interest to the Plan
2)  T. Rowe Price (TRP) is a party-in-interest to the Plan.  The Plan held (in thousands) $282 and $433 in TRP’s Retirement 2005 Fund; $3,468 and $4,156 in TRP’s Retirement 2010 Fund; $6,584 and $5,439 in TRP’s Retirement 2015 Fund;  $6,865 and $5,185 in TRP’s Retirement 2025 Fund; $4,540 and $3,855 in TRP’s Retirement 2030 Fund; $2,785 and $2,154 in TRP’s Retirement 2035 Fund; $3,999 and $2,990 in TRP’s Retirement 2040 Fund; $2,984 and $1,887 in TRP’s Retirement 2045 Fund; $118 and $42 in TRP’s Retirement 2050 Fund; $40 and $23 in TRP’s Retirement 2055 Fund; $245 and $236 in TRP’s Retirement Income Fund; $6,023 and $5,286 in TRP’s Equity Index Common Trust Fund; and $550 and $211 in TRP’s Real Estate Fund; as of December 31, 2010, and 2009, respectively.  The Plan held (in thousands) $7,257 in TRP’s Retirement 2020 Fund as of December 31, 2009.

During the years ended December 31, 2010, 2009, and 2008, the Plan's investments, including realized and unrealized gains and losses on investments, appreciated (depreciated) in value as follows:

($ in thousands)	2010	2009	2008

Mutual funds	$12,929	$20,911	$(42,422)
Common trust funds	783	1,431	-
Vectren Corporation Common Stock Fund	731	(300)	(3,514)

Total appreciation (depreciation)	$14,443	$22,042	$(45,936)

Note 4.                 Fair Value Measurements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

($ in thousands)	2010
	Level 1	Level 2	Level 3	Total
Vectren Common Stock	$22,503	$-	$-	$22,503
Mutual Funds
Target date retirement funds	41,068	-	-	41,068
Fixed income funds	13,170	-	-	13,170
Domestic large cap	29,443	-	-	29,443
Mid cap	6,015	-	-	6,015
Small cap	4,647	-	-	4,647
Utilities	350	-	-	350
Balanced fund, moderate allocation	12,729	-	-	12,729
International and other funds	10,058	-	-	10,058
Common Trust Funds
Stable value fund	-	23,529	-	23,529
US equity fund	-	6,023	-	6,023
Total investments measured at fair value	$139,983	$29,552	$-	$169,535

($ in thousands)	2009
	Level 1	Level 2	Level 3	Total
Vectren Common Stock	$22,360	$-	$-	$22,360
Mutual Funds
Target date retirement funds	33,420	-	-	33,420
Fixed income funds	11,231	-	-	11,231
Domestic large cap	26,554	-	-	26,554
Mid cap	4,667	-	-	4,667
Small cap	4,021	-	-	4,021
Utilities	62	-	-	62
Balanced fund, moderate allocation	11,730	-	-	11,730
International and other funds	8,345	-	-	8,345
Common Trust Funds
Stable value fund	-	21,318	-	21,318
US equity fund	-	5,286	-	5,286
Total investments measured at fair value	$122,390	$26,604	$-	$148,994

Note 4.                 Fair Value Measurements (Continued)

The Plan uses the following methods to estimate the fair value of its investments.

Mutual Funds and Vectren Corporation Common Stock Fund
Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.  The fair values of shares of the Vectren Corporation Common Stock Fund are derived from the closing price reported on the New York Stock Exchange.

Common Trust Funds
The Plan invests in two common trust funds.  The fair value of these funds totals $29.6 million at December 31, 2010 and $26.6 million at December 31, 2009. These investments are similar to mutual funds in that they are created by pooling of funds from investors into a common trust and such funds are managed by a third party investment manager.  These trust funds typically give investors a wider range of investment options through this pooling of funds than that generally available to investors on an individual basis.  However, unlike mutual funds, these trusts are not publicly traded in an active market; therefore, their fair value is not considered readily determinable.  The fair values are derived from a daily calculated unit value as determined by the issuer based on the fair value of the underlying investments.  In relation to these investments, the Plan has no unfunded commitments.  Also, the Plan, along with its participants, can exchange shares with minimal restrictions and can do so daily.  However, in the event of a complete withdrawal by the Plan from its common trust fund investments, trustees may exercise certain rights that would preclude complete withdrawal for a period of up to 12 months.

T. Rowe Price Equity Index  Common Trust Fund
This trust fund is primarily comprised of investments in equity securities, which represented approximately 98 percent of the fund’s fair value as of both December 31, 2010 and 2009.  Equity securities within this fund are primarily valued using quoted market prices as these instruments have active markets.  From time to time, less liquid equity securities are valued using Level 2 inputs, such as bid prices or a closing price, as determined in good faith by the investment manager.

T. Rowe Price Stable Value Common Trust Fund
This benefit responsive common trust fund is primarily comprised of guaranteed investment contracts (GICs) and synthetic investment contracts (SICs) which represented approximately 8 percent and 75 percent, respectively, of the fair value of the invested assets as of December 31, 2010, and approximately 10 percent and 80 percent, respectively, of the fair value of the invested assets as of December 31, 2009.  Fair value of GlCs is determined by discounting the scheduled future payments under the contract using a market rate for contracts with maturities comparable to the average remaining life of the contract being valued.  Fair value of the assets underlying the SICs consists primarily of fixed income portfolios of government and corporate debt securities and T. Rowe Price Managed Bond Trust units which represented approximately 72 percent and 28 percent, respectively, of the fair value of the SIC’s investment contracts as of both December 31, 2010 and 2009.  Fair value of the assets underlying the SICs is generally determined by the market value at the close of business on the valuation date.  Such debt securities generally are traded in the over-the-counter market and those with original maturities of one year or more at the time of acquisition are valued at prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities.  Debt securities with remaining maturities of less than one year at the time of acquisition generally use amortized cost to approximate fair value.  However, if amortized cost is deemed not to reflect fair value, the securities are valued at prices furnished by dealers who make markets in such securities or by an independent pricing service. Investments in mutual funds and other collective trusts, such as those offered by banks and trust companies are valued at such fund’s or trust’s closing net asset value per share or unit, respectively, on the valuation date.

Note 4.                 Fair Value Measurements (Continued)

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5.                 Party-in-Interest Transactions

As identified in Note 3, the Plan invests in shares of mutual funds and common trust funds managed by T. Rowe Price.  T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.   Fees paid by the Plan to T. Rowe Price (the Trustee) amounted to $9,000, $8,000, and $11,000 for the years ended December 31, 2010, 2009, and 2008, respectively.  Substantially all of these fees are loan origination fees paid by Plan participants to T. Rowe Price.  The Plan also invests in shares of common stock of the Plan’s sponsor, Vectren.  Additionally, Vectren performs certain services at no cost to the Plan and pays certain trustee fees and other general and administrative fees for the benefit of the Plan.

Note 6.                 Tax Status

The Company received its last determination letter on December 3, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the 2003 determination letter. In the opinion of the Investment Committee, the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.   A new determination letter has been requested from the IRS, but has not yet been received.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.   With few exceptions, the Plan is no longer subject to income tax examinations by U.S. federal, state, or local tax authorities for years before 2007.

Note 7.                 Reconciliation between Financial Statements and Form 5500

A reconciliation of net assets available-for-benefits per the financial statements at December 31, 2010 and 2009, to Form 5500 follows:

($ in thousands)	2010	2009

Net assets available for benefits per the financial statements	$172,155	$151,271
Differences In:
Investments at fair value	3,457	2,896
Notes receivable from participants	(3,457)	(2,896)
Adjustment between fair value and contract value
related to fully benefit-responsive investment
contracts held by common trust fund	837	641

Net assets available for benefits per the Form 5500	$172,992	$151,912

Note 7.                 Reconciliation between Financial Statements and Form 5500 (Continued)

A reconciliation of net investment (loss) income per the financial statements for the years ended December 31, 2010, 2009 and 2008 to Form 5500 follows:

($ in thousands)	2010	2009	2008

Total investment income (loss) per the financial statements	$18,756	$25,817	$(40,168)

Interest income on notes receivable from participants	169	194	208

Adjustment between fair value and contract value
related to fully benefit-responsive investment
contracts held by common trust fund	196	827	(292)

Total investment income (loss) per the Form 5500	$19,121	$26,838	$(40,252)

Note 8.                 Recently Issued Accounting Guidance

In January 2010, the FASB issued new accounting guidance on improving disclosures about fair value measurements.  This guidance requires: 1) disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; 2) disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements; 3) disclosures by each class of financial assets and liabilities; and 4) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for the Plan’s reporting periods beginning January 1, 2010, except for the Level 3 disclosure requirements, which will be effective January 1, 2011.  The Plan adopted the new guidance as required for Level 1 and Level 2 investments with immaterial impacts to the financial statements. It is not expected the incremental Level 3 disclosure requirements will materially impact the Plan’s financial statements when adopted.

In September 2010, the FASB issued ASU No. 2010-25, “Plan Accounting – Defined Contribution Pension Plans”, which requires disclosure and measurement changes related to participant loans.  For reporting purposes, participant loans are classified as notes receivable from participants and are no longer subject to fair value measurement disclosure requirements.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  The Plan adopted these amendments effective January 1, 2010, and such amendments are retrospectively applied throughout the Plan’s financial statements.

SCHEDULE H
VECTREN CORPORATION
RETIREMENT SAVINGS PLAN
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
AS OF DECEMBER 31, 2010
EIN (35-2086905)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Vectren Corporation	Common Stock Fund (VVC; 886,629 shares)	N/A	$22,502,636
*	T. Rowe Price	Stable Value Common Trust Fund (22,261,514 shares)	N/A	23,528,831
*	T. Rowe Price	Equity Index Trust Fund (150,838 shares)	N/A	6,022,960
*	T. Rowe Price	Equity Income Fund (PRFDX; 610,913 shares)	N/A	14,472,528
*	T. Rowe Price	Balanced Fund (RPBAX; 659,541 shares)	N/A	12,729,140
*	T. Rowe Price	Growth Fund (PRGFX; 465,606 shares)	N/A	14,969,241
*	T. Rowe Price	Retirement 2005 Fund (TRRFX; 24,858 shares)	N/A	281,885
*	T. Rowe Price	Retirement 2010 Fund (TRRAX; 226,102 shares)	N/A	3,468,412
*	T. Rowe Price	Retirement 2015 Fund (TRRGX; 553,741 shares)	N/A	6,583,976
*	T. Rowe Price	Retirement 2020 Fund (TRRBX; 571,916 shares)	N/A	9,402,293
*	T. Rowe Price	Retirement 2025 Fund (TRRHX; 570,193 shares)	N/A	6,865,123
*	T. Rowe Price	Retirement 2030 Fund (TRRCX; 262,756 shares)	N/A	4,540,416
*	T. Rowe Price	Retirement 2035 Fund (TRRJX; 227,736 shares)	N/A	2,785,208
*	T. Rowe Price	Retirement 2040 Fund (TRRDX; 229,566 shares)	N/A	3,999,036
*	T. Rowe Price	Retirement 2045 Fund (TRRKX; 256,977 shares)	N/A	2,983,503
*	T. Rowe Price	Retirement 2050 Fund (TRRMX; 12,123 shares)	N/A	118,081
*	T. Rowe Price	Retirement 2055 Fund (TRRNX; 4,187 shares)	N/A	40,318
*	T. Rowe Price	Retirement Income Fund (TRRIX; 18,667 shares)	N/A	244,722
*	T. Rowe Price	Real Estate Fund (TRREX; 31,450 shares)	N/A	550,368
	PIMCO	Total Return Fund (PTRAX; 1,081,315 shares)	N/A	11,732,265
	Rainer	Small-Mid Cap Fund (RIMSX; 184,183 shares)	N/A	6,015,412
	Dreyfus/The Boston Co.	Small Cap Value Fund (STSVX; 201,792 shares)	N/A	4,647,268
	William Blair	International Growth Fund (WBIGX; 237,801 shares)	N/A	5,195,952
	Dodge & Cox	International Stock Fund (DODFX; 120,750 shares)	N/A	4,311,993
	Vanguard	Inflation-Protected Securities Adm (VAIPX; 46,707 shares)	N/A	1,192,903
	FBR	Gas Utility Index Fund (GASFX; 19,530 shares)	N/A	349,781
*	Participants	Loans, interest rates from 4.25% to 10.0%,
		with maturity of 1 to 24 years	N/A	3,456,980
				$172,991,231

*   Represents a party-in-interest to the Plan.
N/A - Not applicable, participant directed plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vectren Corporation Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTREN CORPORATION
RETIREMENT SAVINGS PLAN

/s/ Robert L. Goocher
Robert L. Goocher, Treasurer and
Vice President of Investor Relations
Vectren Corporation and Chairman of the Vectren
Corporation Investment Committee

Vectren Corporation Retirement Savings Plan
2010 Form 11-K
Attached Exhibits

The following Exhibits were filed electronically with the SEC with this filing.

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm